02024692

PE
4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

CLP Holdings Limited
(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

<u>Exhibit</u>

Notice of Extraordinary General Meeting dated 28 March 2002, which was despatched to shareholders on the same day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By: ______________________
Name: April Chan
Title: Deputy Company Secretary

Date: 4 April 2002

中電控股
CLP Holdings

CLP Holdings Limited

中電控股有限公司

(incorporated in Hong Kong with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of CLP Holdings Limited (the "Company") will be held at The Peninsula, Salisbury Road, Kowloon, Hong Kong, on Thursday, 25 April 2002 at 11:00 a.m. (or so soon thereafter as the fourth Annual General Meeting of CLP Holdings Limited convened for the same place and day shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT**, conditional upon (i) the High Court of Hong Kong making an order confirming the reduction of the share premium account of the Company pursuant to Section 60 of the Companies Ordinance and (ii) the registration by the Registrar of Companies in Hong Kong of an office copy of such confirming order pursuant to Section 61 of the Companies Ordinance and of any other documents required by the High Court of Hong Kong, and subject to any conditions imposed by the High Court of Hong Kong:

(A) the share premium account of the Company be reduced by the amount of HK$10,116,789,910 and that the directors of the Company be and are hereby authorised to credit such amount to the distributable reserve of the Company; and

(B) the directors of the Company be and are hereby authorised generally to do all acts and things which they may consider appropriate, necessary or desirable to give effect to or implement the foregoing."

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 28 March 2002

Certified true and correct copy

For and on behalf of
CLP Holdings Limited
中電控股有限公司

April Chan
Deputy Company Secretary